May 4, 2022

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Mr. Austin Pattan
Mr. Joshua Shainess

Re:	Core Scientific, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 21, 2022
File No. 333-262596

On behalf of Core Scientific, Inc. (the “Company,” “Core Scientific,” “we,” “us” or “our”), the following information is in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 29, 2022, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1/A, File No. 333-262596, filed with the Commission on April 21, 2022 (the “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All references to page numbers and captions included in the responses correspond to the Amendment No. 2, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed April 21, 2022

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants, or units overlying such securities.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 81 to 82 of Amendment No. 2.

2.

Highlight the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds

May 4, 2022

associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5, 50, 58, 81 and 102 of Amendment No. 2.

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Provide disclosure on the cover page regarding the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 2.

Please contact me at (212) 479-6446 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

By:	/s/ Nicolas H.R. Dumont
Name:	Nicolas H.R. Dumont
Title:	Partner

cc:	Michael Levitt, Core Scientific, Inc.
Todd DuChene, Core Scientific, Inc.